SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 11-K
                                   (Mark One)
                   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                      For The Year Ended December 31, 2004

                                       or
                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          Commission File Number 1-79

  A. Full title of the plan if different from that of the issuer named below:

                        THE MAY DEPARTMENT STORES COMPANY
                               PROFIT SHARING PLAN

      B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

                        THE MAY DEPARTMENT STORES COMPANY
                                611 Olive Street
                              St. Louis, MO  63101



                        THE MAY DEPARTMENT STORES COMPANY

                              PROFIT SHARING PLAN

FINANCIAL STATEMENTS AND EXHIBITS

Listed below are all financial statements and exhibits filed as part of this annual report on Form 11-K:
                                                                  Page of this
                Financial Statements                              Form 11-K
Report of Independent Registered Public Accounting Firm                3

Financial Statements of the Plan:
  Statements of Net Assets Available
    for Benefits-December 31, 2004 and 2003                            4

  Statements of Changes in Net Assets Available for Benefits-
    Years Ended December 31, 2004 and 2003                             5

  Notes to Financial Statements-
    Years Ended December 31, 2004 and 2003                             6

  Form 5500, Schedule H, Line 4i-Schedule of Assets
    (Held at End of Year)-December 31, 2004                           14

                      Exhibits

Exhibit 23-Consent of Independent Registered Public Accounting Firm   18

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of The May Department Stores Company Profit Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        THE MAY DEPARTMENT STORES COMPANY
                                        PROFIT SHARING PLAN

                                        By: The May Department Stores Company

Date: June 28, 2005                     By: /s/ Thomas D. Fingleton
                                            Thomas D. Fingleton
                                            Executive Vice President and
                                            Chief Financial Officer


                                     -2-


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Committee of the Board of Directors
The May Department Stores Company:

We have audited the accompanying statements of net assets available for benefits of The May Department Stores Company Profit Sharing Plan (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


June 22, 2005


THE MAY DEPARTMENT STORES COMPANY
PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2004 AND 2003
(In thousands)


                                                          2004           2003

ASSETS:
  Investments, at fair value:
    The May Department Stores Company:
      ESOP preference stock                          $   416,610    $   457,083
      Common stock                                       354,184        365,075
    Commingled equity index funds                        361,759        273,326
    Short-term investment fund                           139,825        133,662
    U.S. government securities                            55,678         51,051
    Fixed income investments                              35,615         39,680
    Loans to members                                           -              1

           Total investments                           1,363,671      1,319,878

  Other assets:
    Dividends and interest receivable                      1,488          1,545
    Receivable-withholdings of member contributions            -          1,104

           Total assets                                1,365,159      1,322,527

LIABILITIES:
  Net amount payable for investment
    securities transactions and other                      9,079          7,743
  Accrued administrative expenses                            841            666
  Note payable                                                 -         90,860
  Accrued interest payable                                     -          1,285

           Total liabilities                               9,920        100,554

NET ASSETS AVAILABLE FOR BENEFITS                    $ 1,355,239    $ 1,221,973


See notes to financial statements.

THE MAY DEPARTMENT STORES COMPANY
PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(In thousands)


                                                          2004           2003

ADDITIONS:
  Contributions:
    Member                                           $   106,948    $    94,679
    Employer ESOP contribution                            80,980         53,805
           Total contributions                           187,928        148,484

  Appreciation/(depreciation) in fair value
    of investments:
    The May Department Stores Company:
      ESOP preference stock                                4,906         96,362
      Common stock                                         5,579         77,264
    Commingled equity index funds                         37,901         58,175
    U.S. government securities                            (1,489)        (1,658)
    Fixed income investments                                (591)           322
           Total appreciation in fair value
             of investments                               46,306        230,465

  Investment income:
    Dividends                                             28,434         31,003
    Interest                                               7,007          7,243
           Total investment income                        35,441         38,246

           Total additions                               269,675        417,195

DEDUCTIONS:
  Benefits paid to members                              (128,410)      (125,335)
  Administrative expenses                                 (5,062)        (4,873)
  Interest expense                                        (2,571)        (9,408)
  Cash dividend payments to members                         (366)          (233)
           Total deductions                             (136,409)      (139,849)

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS            133,266        277,346

NET ASSETS AVAILABLE FOR BENEFITS-Beginning of year    1,221,973        944,627

NET ASSETS AVAILABLE FOR BENEFITS-End of year        $ 1,355,239   $  1,221,973


See notes to financial statements.

THE MAY DEPARTMENT STORES COMPANY
PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

1.  DESCRIPTION OF THE PLAN

The following description of The May Department Stores Company Profit Sharing Plan (the "Plan") is provided for financial statement purposes only. Members should refer to the Plan document dated January 1, 2004, and Summary Plan Description dated November 2002 for more complete information.

General

The Plan is a defined contribution profit sharing plan. The Plan covers eligible associates of The May Department Stores Company ("May"), a Delaware corporation and its subsidiaries or affiliates who elect to participate in the Plan. An associate's membership in the Plan is voluntary.

Eligible Associates

An associate is eligible to join the Plan upon becoming a member of The May Department Stores Company Retirement Plan ("May Retirement Plan"). In general, associates employed by May or any of its subsidiaries or affiliates (excluding associates of After Hours Formalwear, Inc., foreign national associates working in foreign countries and certain members of collective bargaining units) become members of the May Retirement Plan upon attaining age 21 and working for at least one year in which they are paid for 1,000 hours or more.

ESOP Feature

In 1989, the Plan was amended and restated to add an Employee Stock Ownership Plan ("ESOP") feature and acquired 788,955 shares of convertible preferred stock of May (the "ESOP Preference Shares"). Each ESOP Preference Share costs $507, has a guaranteed minimum value of $507, receives a fixed annual dividend of $38.03 and is convertible into 33.78747 shares of May common stock. The acquisition of the ESOP Preference Shares was financed with the proceeds of a private placement to a group of institutional investors for an aggregate principal amount of $400 million (the "ESOP Loan") (see Note 5). The ESOP Loan was recorded as a note payable on the statements of net assets available for benefits. The final payment on this note was due and made on April 30, 2004.

The ESOP Loan was repaid by the Plan from the following sources in the following order: (a) dividends from May on ESOP Preference Shares previously allocated to members; (b) dividends from May on unallocated ESOP Preference Shares; and (c) contributions by May. During the term of the ESOP Loans, the ESOP Preference Shares which were not allocated to members' company accounts served as collateral for the ESOP Loan. The ESOP Loan was guaranteed by May.

ESOP Preference Shares were initially held by the Plan in an unallocated account. As the ESOP Loan was repaid, ESOP Preference Shares were released to a suspense account pending allocation to the members' ESOP Preference Fund accounts in satisfaction of the required dividend and annual employer allocation. The final allocation of ESOP Preference Shares was made on March 31, 2005.

In November 2001, the Plan was amended to provide that the May Common Stock Fund is an ESOP under Section 4975(e)(7) of the Internal Revenue Code. This feature allows members with accounts in the May Common Stock Fund to elect to either reinvest May common stock dividends into their Plan accounts or to receive these dividends in cash each quarter. The Plan was further amended as of October 31, 2004, to allow members with accounts in the ESOP Preference Fund to elect to either reinvest ESOP Preference Shares dividends into their Plan accounts or to receive those dividends in cash semiannually.

Member Contributions

Plan members may contribute 1% to 25% (1% to 15% for "highly compensated associates") of their pay as defined by the Plan. Contributions may be made prior to federal and certain other income taxes pursuant to Section 401(k) of the Internal Revenue Code. The Plan was amended in 2005 to raise the maximum member contribution rate from 25% to 50%, effective January 1, 2005.

Employer Allocation

The employer allocation is variable and discretionary. The employer allocations for the 2003 and 2004 Plan Years were determined by multiplying a base match rate times members' basic contributions (generally, contributions up to 5% of pay each paycheck), reduced by forfeitures, one-third of annual dividends with respect to certain ESOP Preference Shares, as defined, and administrative expenses.

The base match rate is determined as follows: In the event May has diluted earnings per share ("EPS") of its common stock for its most recent fiscal year ("current year") resulting in a 6.0% increase over the EPS for the fiscal year immediately preceding the current year, the base match rate will be 50%. For each percentage point increase over 6.0% or decrease below 6.0%, there is a 1.25 percentage point increase in or decrease from the 50% base match rate. The base match rate may be adjusted at any time for unusual events including discontinued operations, accounting changes, or items of extraordinary gain or loss.

To fund the employer allocation, ESOP Preference Shares were allocated to members' accounts at their original cost to the Plan of $507 per share
($15.01 per common share equivalent). Because the ESOP Preference Shares are convertible into May common stock, the ESOP Preference Shares are worth more than original cost when the market value of May common stock is higher than $15.01 per share. The market value of the employer allocation (including any supplemental contributions), divided by members' matchable contributions, is the match rate. The Plan's match rate was 94% and 91% for the 2004 and 2003 Plan Years, respectively. The 94% match rate was based on the December 31, 2004, May common stock price of $29.40 per share.

2004 is the last Plan Year for which the employer allocation was made in the form of ESOP Preference Shares. For 2005, the Plan's employer allocation will be determined according to the base match rate formula described above, subject to a minimum match rate of 33 1/3% and a maximum match rate of 100%. The allocation will be made in the form of cash or employer common stock.

Investments

Members' contributions may be invested in any of seven participant-directed investment funds:

     Money Market Fund

     Invests in the Bank of New York Collective Short-Term Investment Fund which invests in short-term (less than one year) obligations of high-quality issuers including banks, corporations, municipalities, the U.S. Treasury and other federal agencies.

     Bond Index Fund

     Invests primarily in corporate, U.S. Government, federal agency and certain foreign obligations that make up the Lehman Intermediate Government/Credit Bond Index. The Lehman Intermediate Government/Credit Bond Index represents the combined overall performance of intermediate-term, fixed income securities that have maturities ranging from one to 10 years, with an average maturity of four years.

     Balanced Equity/Bond Fund

     Invests in the S&P 500 Equity Index Fund and the Bond Index Fund, with a current targeted investment allocation of approximately 60% to the S&P 500 Equity Index Fund and 40% to the Bond Index Fund. The fund is rebalanced by the Plan's trustee at the end of each calendar quarter.

     S&P 500 Equity Index Fund

     Invests primarily in the Northern Trust Collective Daily Stock Index Fund, a collective trust which invests in the common stock of corporations that make up the Standard & Poor's 500 Composite Stock Price Index. This index represents the composite performance of 500 major stocks in the United States. Investment mix is determined based on the relative market size of the 500 corporations, with larger corporations making up a higher proportion than smaller corporations.

     Russell 2000 Equity Index Fund

     Invests primarily in the Northern Trust Daily Russell 2000 Equity Index Fund, a collective trust which invests in the common stock of corporations that make up the Russell 2000 Index. This Index is commonly used to represent the small market capitalization (small company) segment of the U.S. equity market. Investment mix is determined based on the relative market size of 2,000 corporations, with larger corporations in this group making up a higher proportion than smaller corporations.

     International Equity Index Fund

     Invests primarily in the Northern Trust Daily EAFE Equity Index Fund, a collective trust which invests in the common stock of corporations that make up the Morgan Stanley Capital International Europe, Australasia and Far East Index. Investment mix is determined based on the relative country weights within the Index, with securities issued in countries having larger economies making up a higher proportion than countries with smaller economies.

     May Common Stock Fund

     Invests primarily in May common stock.

The employer allocations for 2004 and 2003 Plan Years were initially invested in the ESOP Preference Fund. These allocations were allocated to members' accounts in March 2005 and May 2004 in the form of 57,726 and 51,064 ESOP Preference Shares, respectively. The March 2005 allocation was the final allocation of all remaining ESOP Preference Shares.

The investments are exposed to various risks such as interest rate, credit, overall market volatility, political, currency and regulatory risks. Further, due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

Vesting

The method of calculating vesting service is the elapsed time method. Elapsed time is measured by calculating the time which has elapsed between the member's hire date and retirement date/termination date (excluding certain break-in-service periods). Plan members are 100% vested in May common stock dividends earned in their company accounts after January 1, 2002, as well as ESOP Preference Fund dividends earned in their company accounts starting October 29, 2004. Plan members are vested in the remainder of their company accounts in accordance with the following schedule:

  Years of Vesting Service                     Vesting Percentage

  Less than 2 years                                     0 %
  2 years                                              20 %
  3 years                                              40 %
  4 years                                              60 %
  5 years                                              80 %
  6 years                                             100 %

Plan members are always fully vested in the value of their member accounts.

Payment of Benefits

Amounts in a member's member account and the vested portion of a member's company account may be distributed upon retirement, death or termination of employment. Distributions from the May Common Stock Fund and ESOP Preference Fund are made in shares of May common stock or cash. Members can elect to receive distributions in shares of May common stock or cash. All other distributions are made in cash.

Administration of the Plan

The Plan is administered by a committee consisting of at least five persons appointed by May. An administrative subcommittee has the general responsibility for administration of the Plan and an investment subcommittee establishes and monitors investment policies and activities. The assets of the Plan are held in a trust for which The Bank of New York is the trustee.


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investments

The Plan's investments in common stock, U.S. government securities and fixed income securities are stated at fair value based on publicly reported price information. Investments in commingled equity index funds are stated at fair value as determined by the investment manager. Short-term investments are recorded at cost, which approximates fair value. Each ESOP Preference Share is valued at the greater of (a) the guaranteed minimum value (original cost) of $507 per share (plus accrued dividends) or (b) a conversion value equal to the market price of May common stock multiplied by the conversion rate for each ESOP Preference Share. As of December 31, 2004 and 2003, the ESOP Preference Shares were valued at their conversion values of $993 and $982 per share, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Realized gains and losses are recorded using the average cost method.

Federal Income Taxes

The trust established under the Plan to hold the Plan's assets is tax-exempt under 501(a) as the Plan is qualified pursuant to Sections 401(a), 401(k) and 4975(e)(7) of the Internal Revenue Code and accordingly, the trust's net investment income is exempt from income taxes. The Internal Revenue Service has determined and informed the company by a letter dated February 10, 2005, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Employer allocations and contributions, member before-tax contributions and any cumulative investment returns on member accounts are not taxable to the members until distributions are made.

Administrative Expenses

All administrative expenses are paid by the Plan. These expenses include an allocable portion of data processing services provided by May and salaries and benefits for May associates who provide services to the Plan. May allocated approximately $1,138,000 and $1,173,000 in administrative expenses to the Plan in 2004 and 2003, respectively.

Valuation of the Trust

The Plan provides for daily valuations of accounts.

The value of the ESOP Preference Fund is determined based on the greater of the guaranteed minimum value or conversion value of the ESOP Preference Shares in the fund.

The unit values of the other investment funds are determined by dividing the market value of the particular investment fund by the total number of units outstanding in all member accounts in such investment fund. As of each succeeding valuation date, the value of each fund is redetermined and account balances in each fund are adjusted as follows:

(a) All payments made from an account (except for the ESOP Preference Fund) are valued based on the unit value as of the distribution date. Payments from the ESOP Preference Fund are valued based on the greater of the guaranteed minimum value (plus accrued dividends) or conversion value, as of the distribution date.

(b) Member contributions are invested in the chosen investment funds on each paycheck date. Employer allocations of ESOP Preference Shares are valued at the greater of the guaranteed minimum value (plus accrued dividends) or conversion value, as of the allocation date.

(c) In the event that a member's employment is terminated and a portion of such member's company account has been forfeited, the forfeited units or ESOP Preference Shares shall be cancelled as of the last day of the Plan year. The dollar amount of such forfeited units or ESOP Preference Shares is reallocated among the remaining members of the Plan as of the last day of the Plan year in the same manner as the employer allocation for such year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and the reported amounts of additions to and deductions from net assets available for benefits during the year. Actual results could differ from those estimates.


3.  INVESTMENTS

The fair value of the Plan's investments that represent 5% or more of the Plan's net assets available for benefits as of December 31, 2004 and 2003, are as follows (fair value in thousands):

                                 December 31, 2004         December 31, 2003
                                  Number of                 Number of
                                  Shares or       Fair      Shares or       Fair
Description of Investments    Principal Amount   Value  Principal Amount   Value

ESOP Preference Stock:
  Unallocated (nonparticipant-
    directed)                       57,726   $  57,342       121,728   $ 119,561
  Allocated                        361,672     359,268       343,638     337,522
           Total                   419,398   $ 416,610       465,366   $ 457,083

The May Department
  Stores Company
  Common Stock                  12,047,082   $ 354,184    12,558,479   $ 365,075

Northern Trust Collective
  Daily Stock Index Fund            86,469   $ 273,200        81,798   $ 232,987

The Bank of New York
  Collective Short-Term
  Investment Fund-
  Master Notes                $139,824,721   $ 139,825  $133,662,406   $ 133,662

At December 31, 2004 and 2003, the Plan beneficially owned May's Common Stock and May's ESOP Preference Shares, representing 8.6% and 9.3%, respectively, of the voting power of May.

4.  NONPARTICIPANT-DIRECTED NET ASSETS

Investments in the ESOP Preference Fund (unallocated account) are nonparticipant-directed. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows (dollars in thousands):

                                                           December 31,
                                                        2004         2003
Investments:
  ESOP Preference Stock (unallocated account)        $ 57,342     $119,561
  Short-term investments                                1,099        5,170
Interest receivable                                         2            -

Total investments                                      58,443      124,731

Note payable                                                -      (90,860)
Employer allocation                                   (58,443)     (50,156)
Accrued interest payable                                    -       (1,285)
Other                                                       -            3

Net assets                                           $      -     $(17,567)

                                                     Year Ended December 31,
                                                        2004         2003

Changes in net assets:
  Employer ESOP contribution                         $ 22,538     $  3,649
  Net (depreciation) appreciation in fair value
    of investments                                     (5,757)      17,997
  Interest and dividends                                3,357        6,054
  Interest expense                                     (2,571)      (9,408)

Increase in net assets                               $ 17,567     $ 18,292


5.  NOTE PAYABLE

Note payable as of December 31 consisted of the following (dollars in thousands):

                                                             2004       2003

ESOP note payable-Series B, 8.49%, due April 30, 2004      $     -    $90,860

The last scheduled principal payment for the Series B ESOP note payable was made on April 30, 2004, for $90,860,000. As of December 31, 2003, the estimated fair value of the ESOP note payable was approximately $94,430,000.


6.  RELATED PARTIES

Certain Plan investments are shares of The Bank of New York Collective Short-Term Investment Fund. The Bank of New York is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest. In addition, the Plan paid the trustee approximately $593,000 and $487,000 in administrative expenses, principally trustee fees, in 2004 and 2003, respectively.

7.  RECONCILIATION TO FORM 5500

As of December 31, 2004 and 2003, the Plan had approximately $11,587,000 and $13,287,000, respectively, of pending distributions to members. These amounts are included in net assets available for benefits. For reporting on the Plan's Form 5500, these amounts will be classified as benefit claims payable with a corresponding reduction in net assets available for benefits. The following table reconciles the financial statements to the Form 5500 which will be filed by the Plan for the Plan years ended December 31, 2004 and 2003 (dollars in thousands):

                                                        2004
                                         Benefits    Benefits    Net Assets
                                        Payable to    Paid to     Available
                                          Members     Members   for Benefits

Per 2004 financial statements           $       -   $ 128,410    $ 1,355,239
Pending benefit distributions-
  December 31, 2004                        11,587      11,587        (11,587)
Pending benefit distributions-
  December 31, 2003                             -     (13,287)             -

Per 2004 Form 5500                      $  11,587   $ 126,710    $ 1,343,652


                                                        2003
                                         Benefits    Benefits    Net Assets
                                        Payable to    Paid to     Available
                                          Members     Members   for Benefits

Per 2003 financial statements           $       -   $ 125,335    $ 1,221,973
Pending benefit distributions-
  December 31, 2003                        13,287      13,287        (13,287)
Pending benefit distributions-
  December 31, 2002                             -      (6,783)             -

Per 2003 Form 5500                      $  13,287   $ 131,839    $ 1,208,686


8.  DISTRIBUTION OF ASSETS UPON TERMINATION OF THE PLAN

May reserves the right to terminate the Plan, in whole or in part, at any time. If an employer shall cease to be a participating employer in the Plan, the accounts of the members of the withdrawing employer shall be revalued as if such withdrawal date were a valuation date. The Plan Committee is then to direct the trustee either to distribute the accounts of the members of the withdrawing employer as of the date of such withdrawal on the same basis as if the Plan had been terminated, or to deposit in a trust established by the withdrawing employer, pursuant to a plan substantially similar to the Plan, assets equal in value to the assets allocable to the accounts of the members of the withdrawing employer.

If the Plan is terminated at any time or contributions are completely discontinued and May determines that the trust shall be terminated, the members' company accounts shall become fully vested and nonforfeitable, all accounts shall be revalued as if the termination date were a valuation date and such accounts shall be distributed to members.

If the Plan is terminated or contributions completely discontinued but May determines that the trust shall be continued pursuant to the terms of the trust agreement, no further contributions shall be made by members or the employer and the members' company accounts shall become fully vested, but the trust shall be administered as though the Plan were otherwise in effect.

9.  SUBSEQUENT EVENT

On February 28, 2005, May and Federated Department Stores, Inc. ("Federated") announced that they have entered into a merger agreement. Pursuant to the agreement, each share of ESOP Preference Stock will convert into 33.78747 shares of May common stock, and each share of May common stock in the May Common Stock Fund and the ESOP Preference Fund will convert into the right to receive $17.75 in cash and .3115 shares of Federated common stock for each share of May common stock. Completion of the merger is contingent on regulatory review and approval by the shareowners of both companies. The transaction is expected to close in the third quarter of 2005.

                                   ******


THE MAY DEPARTMENT STORES COMPANY
PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, LINE 4i-
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004
(Cost and Fair Value in Thousands)

Employer #:  43-1104396
Plan #:  003
                                                                    (c)
                                                                 Number of
                                                                 Shares or                        (e)
                   (b)                                           Principal          (d)          Fair
(a)           Identity of issue                                    Amount          Cost         Value

*  THE MAY DEPARTMENT STORES
     COMPANY ESOP PREFERENCE STOCK:
       Unallocated                                                  57,726     $   29,267    $   57,342
       Allocated                                                   361,672        184,695       359,268
           Total The May Department Stores Company
             ESOP Preference Stock                                 419,398        213,962       416,610

*  THE MAY DEPARTMENT STORES
     COMPANY COMMON STOCK                                       12,047,082        276,085       354,184

   COMMINGLED EQUITY INDEX FUNDS:
     Northern Trust Collective Daily Stock Index Fund               86,469        256,897       273,200
     Northern Trust Daily Russell 2000 Fund                         80,787         48,929        60,209
     Northern Trust Daily EAFE Equity Index Fund                   100,006         23,521        28,350
         Total Commingled Equity Index Funds                                      329,347       361,759

   SHORT-TERM INVESTMENT FUND:
*    The Bank of New York Collective Short-Term
       Investment Fund-Master Notes                           $139,824,721        139,825       139,825

   U.S. GOVERNMENT SECURITIES:
     U.S. Treasury Notes:
       5.75%, due 11/15/05                                    $  5,400,000          5,919         5,538
       6.875%, due 5/15/06                                    $  2,645,000          2,965         2,785
       6.5%, due 10/15/06                                     $  4,550,000          5,171         4,823
       6.625%, due 5/15/07                                    $  4,135,000          4,516         4,461
       5.625%, due 5/15/08                                    $  1,550,000          1,706         1,663
       5.75%, due 8/15/10                                     $  2,005,000          2,245         2,207
       5.0%, due 8/15/11                                      $  1,375,000          1,502         1,464
       4.25%, due 8/15/13                                     $  7,020,000          7,019         7,075
       4.25%, due 8/15/14                                     $  4,075,000          4,081         4,084
           Total U.S. Treasury Notes                                               35,124        34,100

* Also a party-in-interest.                                                                   (Continued)


                                                 -14-


                                                                    (c)                           (e)
                   (b)                                           Principal          (d)          Fair
(a)           Identity of issue                                    Amount          Cost         Value

   U.S. GOVERNMENT SECURITIES (Continued):
     U.S. Government Agency Securities:
       Federal National Mortgage Association:
         3.125%, due 7/15/06                                  $  1,750,000     $    1,755    $    1,749
         4.375%, due 3/15/13                                  $  2,050,000          2,024         2,044
         5.25%, due 4/15/07                                   $  2,500,000          2,638         2,605
         6.0%, due 5/15/08                                    $  4,300,000          4,746         4,627
       Federal Home Loan Mortgage Corp.:
         5.5%, due 7/15/06                                    $    875,000            918           906
         5.75%, due 4/15/08                                   $  3,500,000          3,899         3,737
         6.625%, due 9/15/09                                  $  1,950,000          2,243         2,181
         6.0%, due 6/15/11                                    $  2,995,000          3,346         3,302
       Interamerican Development Bank-5.75%,
         due 2/26/08                                          $    400,000            398           427

             Total U.S. government agency securities                               21,967        21,578

             Total U.S. Government Securities                                      57,091        55,678

   FIXED INCOME INVESTMENTS:
     Bank Corporate Bonds:
       Bank America Corp., 7.125%, due 9/15/06                $    600,000            669           637
       Bank America Corp., 7.4%, due 1/15/11                  $    900,000          1,050         1,043
       Bayerische Landesbank, 5.875%, due 12/01/08            $    450,000            449           482
       Morgan JP & Co., Inc., 6.75%, due 2/1/11               $    750,000            861           843
       Morgan JP & Co., Inc., 6.7%, due 11/1/07               $    150,000            161           162
       National Australia, 8.6%, due 5/19/10                  $    450,000            449           534
       Wachovia, 6.25%, due 8/4/08                            $    620,000            686           668
       Wells Fargo & Co., 7.25%, due 8/24/05                  $    200,000            219           205
           Total bank corporate bonds                                               4,544         4,574

     Finance and Insurance Corporate Bonds:
       American Gen Fin Corp., 5.375%, due 9/1/09             $    130,000            138           136
       Bank One N.A., Chicago, 5.5%, due 3/26/07              $    250,000            277           260
       Capital One Bank, 6.5%, due 6/13/13                    $    600,000            645           656
       Citigroup Inc., 7.375%, due 4/2/07                     $    325,000            336           351
       Citigroup Inc., 7.25%, due 10/1/10                     $    410,000            469           472
       Countrywide Home Loans Inc., 4.125%, due 9/15/09       $    600,000            599           597
       Countrywide Home Loans Inc., 3.25%, due 5/21/08        $    250,000            250           244
       Credit Suisse First Boston USA, 6.125%, due 11/15/11   $    300,000            297           327
       Deutsche Telekom International, 8.5%, due 6/5/10       $    810,000            921           965
       Ford Motor Credit Co., 7.375%, due 10/28/09            $  1,100,000          1,121         1,187
       General Electric Cap., 5.875%, due 2/15/12             $    750,000            801           811
       General Electric Cap, 6.5%, due 12/10/07               $    500,000            569           539
       General Electric Cap., 3.5%, due 5/1/08                $    500,000            499           496

                                                                                             (Continued)


                                                 -15-


                                                                    (c)                           (e)
                   (b)                                           Principal          (d)          Fair
(a)           Identity of issue                                    Amount          Cost         Value

   FIXED INCOME INVESTMENTS (Continued):
     Finance and Insurance Corporate Bonds (Continued):
       General Mills, Inc., 5.125%, due 2/15/07               $    250,000     $      260    $      257
       General Motors Corp., 6.75%, due 1/15/06               $    200,000            205           205
       General Motors Corp., 6.875%, due 9/15/11              $    300,000            305           307
       Goldman Sachs Group, Inc., 6.875%, due 1/15/11         $    250,000            255           282
       Goldman Sachs Group, Inc.,  4.75%, due 7/15/13         $    180,000            181           178
       Household Finance Corp., 6.5%, due 1/24/06             $    450,000            454           465
       Household Finance Corp., 4.75%, due 5/15/09            $    500,000            514           513
       Household Finance Corp., 6.45%, due 2/1/09             $    250,000            282           272
       International Paper Co., 5.5%, due 1/15/14             $    750,000            773           775
       Lehman Brothers Hldg., 3.5%, due 8/7/08                $    450,000            448           445
       MBNA Corp., 6.125%, due 3/1/13                         $    100,000            100           107
       Merrill Lynch & Co., 3.0%, due 4/30/07                 $    275,000            270           272
       Morgan Stanley, 5.8%, due 4/1/07                       $    700,000            748           734
       Morgan Stanley, 5.3%, due 3/1/13                       $    300,000            299           309
       Simon Debartolo Group, 6.875%, due 11/15/06            $    500,000            498           529
       Toyota Motor Corp., 5.5%, due 12/15/08                 $    450,000            449           477
       Unilever Cap., 7.125%, due 11/1/10                     $    125,000            136           144
       Verizon Global, 7.25%, due 12/1/10                     $    650,000            705           745
       Wells Fargo & Co., 5.125%, due 9/1/12                  $    250,000            260           258
           Total finance and insurance corporate bonds                             14,064        14,315

     Industrial Corporate Bonds:
       AOL Time Warner, Inc., 6.125%, due 4/15/06             $    300,000            318           311
       Time Warner, Inc., 6.875%, due 5/1/12                  $    160,000            180           182
       Atlantic Richfield Co., 5.9%, due 4/15/09              $    450,000            448           485
       Bristol Myers Squibb, 4.75%, due 10/1/06               $    125,000            125           128
       Citigroup Inc., 3.5%, due 2/1/08                       $    500,000            507           498
       Comcast Cable, 6.875%, due 6/15/09                     $    200,000            199           222
       Comcast Cable, 6.75%, due 1/30/11                      $    350,000            365           393
       Daimler Chrysler N. America, 4.05%, due 6/4/08         $    400,000            397           399
       Duke Energy Field Svcs, LLC., 7.5%, due 8/16/05        $    630,000            689           647
       Duke Energy Field Svcs, LLC., 7.875%, due 8/16/10      $    350,000            425           408
       General Motors Corp., 7.1%, due 3/15/06                $    300,000            303           308
       International Business Machine, 5.375%, due 2/1/09     $    150,000            150           159
       Kellogg Co., 6.0%, due 4/1/06                          $    400,000            399           412
       News Amer Hldgs., 9.25%, due 2/1/13                    $    400,000            511           515
       Pacific Gas & Electric, 4.8%, due 3/1/14               $    700,000            679           698
       Raytheon Co., 6.75%, due 8/15/07                       $     58,000             62            62
       SBC Comm., 5.75%, due 5/2/06                           $    100,000            108           103
       Viacom, Inc., 7.70%, due 7/30/10                       $    150,000            161           176
       Weyerhaeuser Co., 6.125%, due 3/15/07                  $     88,000             95            93
           Total industrial corporate bonds                                         6,121         6,199


                                                                                             (Continued)


                                                 -16-


                                                                    (c)                           (e)
                   (b)                                           Principal          (d)          Fair
(a)           Identity of issue                                    Amount          Cost         Value

   FIXED INCOME INVESTMENTS (Continued):
     Oil & Coal Corporate Bonds:
       Pemex Proj Fdg Master, 7.375%, due 12/15/14            $    360,000     $      398    $      400
       Phillips Pete Co., 8.75%, due 5/25/10                  $  1,060,000          1,279         1,294
       Valero Energy Corp New, 6.875%, due 4/15/12            $    625,000            702           709
       XTO Energy Inc., 4.9%, due 2/1/14                      $    480,000            466           479
           Total oil & coal corporate bonds                                         2,845         2,882

     Telephone Corporate Bonds:
       AT&T Wireless Sves, Inc., 7.875%, due 3/1/11           $    150,000            160           177
       Bellsouth Corp., 5.0%, due 10/15/06                    $    100,000            100           103
       Bellsouth Corp., 4.2%, due 9/15/09                     $    500,000            501           501
       British Telecom Plc., 8.375%, due 12/15/10             $    100,000            119           120
       Sprint Capital Corp., 7.625%, due 1/30/11              $    220,000            238           256
       France Telecom, 8.2%, due 3/1/06                       $    185,000            193           194
       Royal KPN., 8.0%, due 10/1/10                          $    400,000            473           472
       SBC Communications., 5.1%, due 9/15/14                 $    550,000            550           555
       Verizon Global FDG Corp., 7.375%, due 9/1/12           $    350,000            403           412
           Total telephone corporate bonds                                          2,737         2,790

     Transportation Corporate Bonds:
       CXC Corp., 6.25%, due 10/15/08                         $    100,000            100           108
       CXC Corp., 6.75%, due 3/15/11                          $    435,000            474           487
       Fedex Corp., 6.875%, due 2/15/06                       $    500,000            504           518
           Total transportation corporate bonds                                     1,078         1,113

     Utility Corporate Bonds:
       Ohio Power Co., 5.5%, due 2/15/13                      $    730,000            749           763
       TXU Energy Co. LLC, 7.0%, due 3/15/13                  $    400,000            447           447
           Total utility corporate bonds                                            1,196         1,210

     Foreign Obligations:
       British Columbia Prov. Canada, 5.375%, due 10/29/08    $    450,000            448           476
       South Africa Rep, 6.5%, due 6/2/14                     $    250,000            249           274
       Telecom Italia Cap, 5.25%, due 11/15/13                $    250,000            254           252
       Republic of Italy, 7.25%, due 2/7/05                   $    400,000            409           402
       United Mexican STS S/T/N, 8.375%, due 1/14/11          $    660,000            728           775
           Total foreign obligations                                                2,088         2,179

     Miscellaneous-ERAC USA Fin. Co., 8.0%,
       due 1/15/11                                            $    300,000            300           353

           Total Fixed Income Investments                                          34,973        35,615

  TOTAL ASSETS HELD AT DECEMBER 31, 2004                                       $1,051,283    $1,363,671

* Also a party-in-interest.                                                                  (Concluded)


                                                 -17-


CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements Nos. 333-103352 and 333-76227 of The May Department Stores Company on Form S-8 of our report dated June 22, 2005, appearing in this Annual Report on Form 11-K of The May Department Stores Company Profit Sharing Plan for the year ended
December 31, 2004.


St. Louis, Missouri
June 27, 2005